No Act
PE 1/10/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





March 10, 2011

Alan F. Denenberg
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 10, 2011

Dear Mr. Denenberg:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to Reliance by John Chevedden. We also have received a letter from the proponent dated January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 10, 2011

The proposal requests that the company adopt a bylaw specifying that the election of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

There appears to be some basis for your view that Reliance may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Reliance to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Reliance omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Reliance relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Reliance Steel & Aluminum Co. (RS)
Give Each Share An Equal Vote
John Chevedden

Ladies and Gentlemen:

This responds to the January 10, 2011 request to block this rule 14a-8 proposal.

The outside opinion says, "would violate California law" but does not say when. Does it mean today, the date of the annual meeting or a year from now when companies often consider whether to adopt shareholder proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kay Rustand <KRustand@rsac.com>

[RS: Rule 14a-8 Proposal, November 29, 2010]

3* – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

Directors who fail to receive the support of a majority of votes cast shall step down from the board and not be reappointed. A modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should be required to leave the board as soon as practicable.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. A majority vote standard in board elections would establish a challenging vote standard for our board nominees and improve the performance of individual directors and the entire board. We still had plurality voting in which only a single vote from our 74 million shares can elect a director for three-years.

This proposal topic is one of several proposal topics that often win high shareholder support at major corporations, such as the Elect Each director Annually proposal that won our 70%-support at our 2010 annual meeting. Our 70%-support even translated into 59% of all shares outstanding.

The merit of this Directors to be Elected by Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "C" due to concerns regarding our board make-up and executive pay. Regarding board make-up, four directors had 13 to 33-years of long-tenure, including CEO David Hannah, President Gregg Mollins and Executive Pay Committee Chair Leslie Waite, who had over three decades tenure. Long-tenured directors can often form relationships that may compromise their independence and thus hinder their ability to provide effective oversight.

Our board was the only significant directorship for 77% of our directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors, including our newest director, John Figueroa.

Lead Director Douglas Hayes and Executive Pay Committee Chair Leslie Waite attracted 27% in negative votes. Both were members of our Audit and Executive Pay Committees.

There was a lack of long-term incentives tied to actual long-term performance in regard to our executive pay practices. Plus only 37% of CEO pay was incentive based. Our executives received market priced stock options that can provide rewards due to a rising market alone, regardless of individual executive performance.

Please encourage our board to respond positively to this proposal in order to initiate improved performance: **Directors to be Elected by Majority Vote – Yes on 3.***

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Alan F. Denenberg

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025
650 752 2004 tel
650 752 3604 fax
alan.denenberg@davispolk.com

January 10, 2011

Re: **Shareholder Proposal of Mr. John Chevedden and Securities Exchange Act of 1934 -- Rule 14a-8**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Ladies and Gentlemen:

We are counsel to Reliance Steel & Aluminum Co., a California corporation (the "**Company**")(SEC File No. 001-13122). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, the Company excludes the shareholder proposal and accompanying supporting statement attached as Exhibit A hereto (the "**Proposal**") from the Company's proxy statement, form of proxy and other proxy materials for its 2011 Annual Meeting of Shareholders (the "**2011 Proxy Materials**"). The Proposal was submitted by Mr. John Chevedden.

Pursuant to Rule 14a-8(j) of the Exchange Act, this letter is being submitted to you no later than 80 days before the Company files the 2011 Proxy Materials. Pursuant to Rule 14a-8(j) of the Exchange Act, a copy of this letter also is being sent to Mr. Chevedden, as notice of the Company's intent to omit the Proposal from the Company's 2011 Proxy Materials. This request is being submitted electronically to the Commission via email to shareholder proposals@sec.gov pursuant to guidance found in Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008). Attached as Exhibit B to this letter is our supporting opinion with respect to certain matters of California state law.

For the reasons set forth below, the Company intends to omit the Proposal from the 2011 Proxy Materials.

I. BACKGROUND

A. Proposal

The Company received a letter from Mr. Chevedden dated November 29, 2010 containing the following proposal for inclusion in the 2011 Proxy Materials:

> RESOLVED: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.
>
> Directors who fail to receive the support of a majority of votes cast shall step down from the board and not be reappointed. A modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should be required to leave the board as soon as practicable.

B. Director Elections at Reliance Steel & Aluminum Co.

The Company is incorporated in California and is subject to the California Corporations Code (the "**Code**"). Historically, the Code has restricted companies' options with respect to voting standards for director elections.

- Prior to 2007, California corporations were required to use a plurality standard in director elections.
- Effective January 1, 2007, California state law was amended to permit California corporations to adopt majority voting for uncontested director elections, but only if the corporation first eliminated cumulative voting.[1]

---

[1] Cal Corp. Code § 708.5(b) reads as follows:

> ... a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of Section 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

Cal Corp. Code § 153 reads as follows:

> "Approved by (or approval of) the shareholders" means approved or ratified by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of shareholders (Section 603) or by the affirmative vote or written consent of such

The Company and its shareholders have not eliminated cumulative voting in the Company's articles of incorporation or bylaws and, accordingly, California law prescribes plurality voting as the requisite voting standard for the election of the Company's directors.

II. THE PROPOSAL, IF ADOPTED, WOULD CAUSE THE COMPANY TO VIOLATE STATE LAWS

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As noted above, the Company and its shareholders have not eliminated cumulative voting for director elections. State law prohibits a California corporation from, as the Proposal requests, "adopt[ting] a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast," while subject to cumulative voting for director elections. If the Company were now to adopt majority voting for directors, the Company would be in violation of the Code, making the Proposal impermissible under state law and therefore impossible to implement.[2]

To the best of our knowledge, the Staff has not been asked specifically to consider whether a shareholder proposal seeking majority voting can be excluded under Rule 14a-8(i)(2) in the event the California corporation has not already eliminated cumulative voting.[3] However, the Staff has in the past agreed that Rule 14a-8(i)(2) permits a California corporation to omit a proposal for cumulative voting when the California corporation has already adopted majority voting. See No-Action Letter for PG&E Corporation (avail. February 25, 2008). The Staff has also permitted exclusion based on specific restrictions of California law regarding director elections. See No-Action Letter for PG&E Corporation (avail. Feb. 14, 2006) (Staff agreed that a California corporation could omit a proposal for majority voting in director elections because majority voting was prohibited by California laws in effect at that time.)

Because the Proposal would require the Company to adopt a standard for director elections that is not permitted under California law (*i.e.*, adoption of majority voting by a company that has not eliminated cumulative voting), the Proposal would require the Company to violate California state law relating to director elections, and therefore is beyond the Company's authority to implement. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

For these reasons, we believe the Proposal would cause the Company to violate state law and may be excluded pursuant to Rule 14a-8(i)(2) under the Exchange Act. Attached as Exhibit B to this letter is our supporting opinion with respect to certain matters of California state law.

---

greater proportion (including all) of the shares of any class or series as may be provided in the articles or in this division for all or any specified shareholder action.

[2] As per Staff guidance, this analysis makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal. As a result, the Company's analysis presumes that the Proposal does not request that the Corporation eliminate cumulative for director elections.

[3] The lack of requests for No-Action Letters may be due to the fact that this fact pattern has not been presented to the Staff.

III. THE COMPANY WOULD LACK THE AUTHORITY OR POWER TO IMPLEMENT THE PROPOSAL

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal."

The Proposal "requests that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected." If implemented, the Proposal would require the Company board to act on its own to achieve a specified result. In contrast, many other shareholder proposals request that a board "take steps" to achieve a certain result, amend charters or bylaws "if practicable," or adopt a "policy" regarding a certain issue. To the extent that such action cannot be taken by the Company board acting alone, the Proposal would require the Company board to take action that is not permitted under the Code, making the Proposal impossible to implement.

As discussed above and pursuant to the Code, the Company must first eliminate cumulative voting before it is permitted to adopt majority voting. The Code further requires that any amendment to the articles of incorporation or bylaws of a California corporation to eliminate cumulative voting may only be adopted by the approval of the board and the shareholders of the Company.[4]

The Staff has previously agreed that it is impossible for a company to implement proposals requesting action by the board of directors, where shareholder approval also would be required to achieve the desired result. For example, in a No-Action Letter to Nobel Corporation (avail. January 19, 2007), the Staff agreed that Nobel could exclude a proposal requesting that the board of directors revise the company's articles of association, because applicable Cayman Island law also required approval of the members in order to amend the articles. See also No-Action Letter for Burlington Resources, Inc. (avail. Feb. 7, 2003)(Staff agreed the company could omit a proposal requesting that the board amend the company's certificate of incorporation to reinstate certain shareholder rights.)

The Company board cannot act unilaterally to implement the Proposal because the Company board cannot, by itself, take the actions requested in the Proposal. Specifically, the Company board cannot fulfill the request to "adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected" because the Company board cannot unilaterally amend the Company's bylaws to eliminate cumulative voting. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

---

[4] Cal Corp. Code § 301.5 reads as follows:

> An article or bylaw amendment providing for ... the elimination of cumulative voting may only be adopted by the approval of the board and the outstanding shares (Section 152) voting as a single class...

IV. THE PROPOSAL, IF ADOPTED, IS CONTRARY TO THE COMMISSION'S PROXY RULES IN THAT THE LANGUAGE OF THE PROPOSAL IS INHERENTLY VAGUE OR INDEFINITE AND MISLEADING AND THUS CONTRARY TO RULE 14a-9 UNDER THE EXCHANGE ACT

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 under the Exchange Act provides that:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("**Legal Bulletin 14B**"), the Division of Corporation Finance provided "guidance on issues that arise commonly under Rule 14a-8." The Division of Corporation Finance issued Legal Bulletin 14B because it observed that "the process for company objections [under Rule 14a-8(i)(3)] and the staff's consideration of those objections [had] evolve[d] well beyond its original intent" and thus it did "not believe that exclusion or modification under Rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Legal Bulletin 14B, then, lists a number of circumstances under which it would not be appropriate for companies to exclude proposals in reliance on Rule 14a-8(i). At the same time as attempting to carve back the role of Rule 14a-8(i)(3), the Division of Corporation Finance noted that "there continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination." Specifically, the Division of Corporation Finance indicated that reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal..." See No-Action Letter for Exxon Corporation (avail. Jan. 29, 1992). See also, No-Action Letter for The Boeing Corporation (avail. Feb. 10, 2004) (stating that a proposal was impermissibly vague and indefinite because it failed properly to disclose to stockholders the definition of "independent director" contemplated by the proposal); No-Action

Letter for Philadelphia Electric Company (avail. July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal indicates that "[a] modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should be required to leave the board as soon as practicable." However, Section 708.5(c) of the Code, which relates to majority voting in uncontested elections, mandates a specific set of procedures as follows:

> ...if an incumbent director fails to be elected by approval of the shareholders (Section 153) in an uncontested election of a listed corporation that has amended its articles of incorporation or bylaws pursuant to subdivision (b), then, unless the incumbent director has earlier resigned, the term of the incumbent director shall end on the date that is the earlier of 90 days after the date on which the voting results are determined pursuant to Section 707 or the date on which the board of directors selects a person to fill the office held by that director...

The impermissible vagueness arises in the present circumstances because the Proposal does not explain how it will function in light of the Code's requirements, which do not presuppose any "modest transition period" as is mandated by the Proposal, but instead requires the term of an incumbent director who failed to be elected by approval of shareholders (and has not resigned) to end upon the earlier of 90 days following the determination of the voting results and the date on which the board selects a replacement director.

In many jurisdictions including the state of Delaware, the prospect of failed elections under majority voting is mitigated by the holdover rule. The holdover rule provides that an incumbent director remains in office notwithstanding the failure to receive the required vote for reelection unless the director resigns or the stockholders remove the director. Thus, in states that have a holdover rule, companies must institute some type of director resignation policy to ensure that a director who fails to receive the requisite number of votes does not use the holdover rule to shield his or her board seat and that the company has an adequate period of time to appoint a director to fill the newly created vacancy such that the company may continue to comply with applicable law and listing standards.

The Proposal addresses this issue as if the Company was incorporated in a jurisdiction that is subject to the holdover rule, and suggest that "a modest transition period may be appropriate under certain circumstances, such as directors keeping the company in compliance with legal or listing standards." However, given that the Company is a California corporation and subject to the Code, the term of any incumbent director that has failed to be re-elected ends 90 days after the date of the determination of the voting results if the Company board has not otherwise selected a replacement following the vote. Accordingly, it is unclear how the Company is to implement the Proposal's references to "modest transition period" under the Code's requirement. Furthermore, it is vague and unclear as to whether the 90 day period is "appropriate" under the Proposal "for keeping the company in compliance with legal or listing standards." The Company board may not reasonably be able to fill a vacancy resulting from a failure to be re-elected in the allotted 90 day period mandated by the Code and, accordingly, may face the prospect of violating applicable law or listing standards. As the Proposal does not address the Code's requirements as to the termination of any such incumbent director's term, the Proposal, if adopted, is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company, will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

V. CONCLUSION

Based on the foregoing, and on our opinion relating to matters of California law attached as Exhibit B hereto, the Company believes that the Proposal is excludable from the Company's 2011 Proxy Materials. We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (650) 752-2004.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (650) 752-2111 when it is available.

Thank you for your attention to this matter.

Very truly yours,



Alan F. Denenberg

Enclosures

cc: Kay Rustand, Vice President, General Counsel and Corporate Secretary
John Chevedden (via facsimile)

<u>EXHIBIT A</u>

The Proposal

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. David H. Hannah
Chairman of the Board
Reliance Steel & Aluminum Co. (RS)
350 S Grand Ave Ste 5100
Los Angeles CA 90071

Dear Mr. Hannah,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 29, 2010
Date

cc: Kay Rustand <KRustand@rsac.com>
Corporate Secretary
PH: 213 687-7700
FX: 213 687-8792
Kim P. Feazle <kfeazle@rsac.com>
Investor Relations

[RS: Rule 14a-8 Proposal, November 29, 2010]
3* – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

Directors who fail to receive the support of a majority of votes cast shall step down from the board and not be reappointed. A modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should be required to leave the board as soon as practicable.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. A majority vote standard in board elections would establish a challenging vote standard for our board nominees and improve the performance of individual directors and the entire board. We still had plurality voting in which only a single vote from our 74 million shares can elect a director for three-years.

This proposal topic is one of several proposal topics that often win high shareholder support at major corporations, such as the Elect Each director Annually proposal that won our 70%-support at our 2010 annual meeting. Our 70%-support even translated into 59% of all shares outstanding.

The merit of this Directors to be Elected by Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "C" due to concerns regarding our board make-up and executive pay. Regarding board make-up, four directors had 13 to 33-years of long-tenure, including CEO David Hannah, President Gregg Mollins and Executive Pay Committee Chair Leslie Waite, who had over three decades tenure. Long-tenured directors can often form relationships that may compromise their independence and thus hinder their ability to provide effective oversight.

Our board was the only significant directorship for 77% of our directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors, including our newest director, John Figueroa.

Lead Director Douglas Hayes and Executive Pay Committee Chair Leslie Waite attracted 27% in negative votes. Both were members of our Audit and Executive Pay Committees.

There was a lack of long-term incentives tied to actual long-term performance in regard to our executive pay practices. Plus only 37% of CEO pay was incentive based. Our executives received market priced stock options that can provide rewards due to a rising market alone, regardless of individual executive performance.

Please encourage our board to respond positively to this proposal in order to initiate improved performance: **Directors to be Elected by Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 29, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 200 shares of Reliance Steel & Aluminum Co. (RS) common stock, CUSIP #759509102, since at least December 2, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

<u>EXHIBIT B</u>

Supporting Opinion of Davis Polk & Wardwell LLP

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025
650 752 2000 tel
650 752 2111 fax

January 10, 2011

Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Ladies and Gentlemen:

We have acted as counsel for Reliance Steel & Aluminum Co., a California corporation (the "Company"), in connection with a proposal (the "Proposal") by Mr. John Chevedden (the "Proponent") dated November 29, 2010, which the Proponent has requested to be included in the proxy statement of the Company for its 2011 annual meeting of shareholders (the "Annual Meeting"). In connection with the Proposal, you have requested our opinion as to certain matters under the laws of the State of California.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. Specifically, for the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the restated Articles of Incorporation of the Company, as amended May 29, 1998 (the "Articles"); (ii) the Bylaws of the Company, as amended and restated October 14, 2009 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

In such examination, we have assumed that all signatures on all such documents are genuine, that all documents submitted to us as originals are authentic and that copies of all documents submitted to us are complete and conform to the original documents, which are themselves authentic. As to matters of fact, we have relied solely upon such documents, and we have assumed, without independent investigation, the accuracy of such factual matters.

The Proposal

The Proposal states the following:

RESOLVED: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

Directors who fail to receive the support of a majority of votes cast shall step down from the board and not be reappointed. A modest transition period may be appropriate under certain circumstances, such as for directors keeping the company in compliance with legal or listing standards. But any director who does not receive the majority of votes cast should be required to leave the board as soon as practicable.

Discussion

You have requested our opinion as to whether, under California law, implementation of the Proposal, if adopted by the Company's shareholders, would violate California law.

The Company is incorporated in California and is subject to the California Corporations Code (the "Code").

Section 708 of the Code provides that:

> Except as provided in Sections 301.5 and 708.5, every shareholder complying with subdivision (b) and entitled to vote at any election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit.

In pertinent part, Section 301.5 (a) of the Code provides that:

> A listed corporation may, by amendment of its articles or bylaws, adopt provisions... to eliminate cumulative voting...

Under Sections 301.5(a) and 708.5 of the Code, in the absence of a contrary provision in a corporation's articles or bylaws, California law mandates cumulative voting. The Company has not amended the Articles or the Bylaws to eliminate cumulative voting.

Section 708.5(b) of the Code provides:

> ... a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of Section 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

Section 153 of the Code provides:

> "Approved by (or approval of) the shareholders" means approved or ratified by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of shareholders (Section 603) or by the affirmative vote or written consent of such greater proportion (including all) of the shares of any class or series as may be provided in the articles or in this division for all or any specified shareholder action.

To our knowledge, there is as of the date of this opinion no California or Federal case law interpreting Section 708.5(b) of the Code. Therefore we apply ordinary rules of statutory interpretation. Under California case law, a court "must look to the statute's words and give them their usual and ordinary meaning." People v. Gonzalez, 43 Cal.4th 1118, 1126 (Cal. 2008) (citing DaFonte v. Up-Right, Inc., 2 Cal.4th 593, 601 (Cal. 1992)). The statute's plain meaning controls the court's interpretation unless its words are ambiguous. Id. (citing Green v. State of California, 42 Cal.4th 254, 260 (Cal. 2007)).

Accordingly, Section 708.5(b) of the Code permits California corporations to adopt majority voting for uncontested director elections, but only if the corporation has eliminated cumulative voting in its articles of incorporation or bylaws. As the Company has not eliminated cumulative voting pursuant to Section 301.5(a) of the Code, the Code prohibits the Company from adopting majority voting pursuant to Section 708.5 of the Code. Therefore, the Code prohibits the Company from, as the Proposal requests, "adopt[ing] a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast," while the Company is subject to cumulative voting for director elections.

Conclusion

Based upon the foregoing, and subject to the limitations herein, we are of the opinion that the Proposal, if implemented, would violate California law.

We are members of the Bar of the State of California, and the foregoing opinion is limited to the laws of the State of California. We have not considered and express no opinion on the laws of any other state or jurisdiction.

This opinion is rendered solely to you in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein. Except as stated in this paragraph, this opinion may not be relied upon by you for any other purpose or relied upon by any other person or furnished to any other person without our prior written consent.

Very truly yours,

Davis Polk & Wardwell LLP